EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 27, 2014
Fixed charges:
Interest expense*	$141
Estimated interest portion of rents	24

Total fixed charges	$165

Income:
Income from continuing operations before income taxes	$566
Fixed charges	165

Adjusted income	$731

Ratio of income to fixed charges	4.43

*        Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.